SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866 106

(CUSIP Number)

David R. Hodgman

c/o Schiff Hardin LLP

6600 Willis Tower

Chicago, Illinois 60606

(312) 258-5714

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP No. 320866 106	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
David R. Hodgman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 230,912 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 230,912 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,912 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

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Explanatory Note

This is the final amendment to this statement and constitutes an exit filing for Mr. Hodgman, whose beneficial ownership interest dropped below the 5.0% reporting threshold primarily as a result of the Company’s acquisition of First Clover Leaf Financial Corp., a Maryland corporation, on September 8, 2016, and Mr. Hodgman relinquishing, on October 3, 2016, his voting and investment power over certain shares of Common Stock held in certain trusts.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the “Common Stock”), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2.	Identity and Background.

a)	This statement is being filed by David R. Hodgman as more fully described in Item 5 below. Steven L. Grissom serves as co-trustee with Mr. Hodgman of a trust as more fully described in Item 5 below.
b)

Mr. Hodgman’s business address is as follows: Schiff Hardin LLP, 233 S. Wacker Drive, Suite 6600, Chicago, Illinois 60606.

Mr. Grissom’s business address is as follows: SKL Investment Group, LLC, 121 S. 17th Street, Mattoon, Illinois 61938.

c)

Mr. Hodgman’s principal occupation is working as an attorney with the law firm of Schiff Hardin LLP.

Mr. Grissom’s principal occupation is serving as the Chief Executive Officer of SKL Investment Group, LLC.

d)	During the last five years, none of Mr. Hodgman or Mr. Grissom have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e)	During the last five years, none of Mr. Hodgman or Mr. Grissom have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f)	Each of Mr. Hodgman and Mr. Grissom is a citizen of the United States of America.

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Item 3.	Source and Amount of Funds or Other Consideration.

Since Mr. Hodgman’s most recently filed amendment to this statement on June 7, 2016, Mr. Hodgman has not acquired any shares of Common Stock for which he is reporting beneficial ownership.

Mr. Hodgman’s beneficial ownership percentage of shares decreased as a result of the Company’s acquisition, on September 8, 2016, of First Clover Leaf Financial Corp., a Maryland corporation (“First Clover Leaf”) through the merger of First Clover Leaf with and into the Company, with the Company as the surviving corporation pursuant to an Agreement and Plan of Merger, dated as of April 26, 2016.

Item 4.	Purpose of Transaction.

Purchases of shares of Common Stock by Mr. Hodgman have been for investment purposes and by Mr. Hodgman in his capacities as more fully described in Item 5 below. Mr. Hodgman may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Hodgman has no present intention to sell any shares, he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

Except as set forth above, Mr. Hodgman does not have any plan or proposal which relates to or would result in any of the following matters:

(a)       The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)       Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       Any material change in the present capitalization or dividend policy of the issuer;

(f)       Any other material change in the issuer’s business or corporate structure;

(g)       Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)       Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Page 5 of 8 Pages

(i)       A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)       Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer.

(a)       Mr. Hodgman’s total beneficial ownership amounts to 230,912 shares of Common Stock, or 1.9% of the outstanding shares. By reason of his status as co-trustee of the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated April 20, 1990, Mr. Grissom may be deemed to beneficially own those shares of Common Stock. Mr. Grissom reports his beneficial ownership of Common Stock on a separately filed Schedule 13D.

(b)       Mr. Hodgman holds shared voting and investment power with Mr. Grissom over the following shares held in a trust under which Mr. Hodgman and Mr. Grissom serve as co-trustees: 230,912 shares held by the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated April 20, 1990. However, each of Mr. Hodgman and Mr. Grissom disclaim beneficial ownership of these 230,912 shares held by the foregoing trust.

(c)       During the past 60 days, Mr. Hodgman has effected no transactions in Common Stock other than the following:

(i)	On October 3, 2016, Mr. Hodgman relinquished his sole voting and investment power over 382,397 shares of Common Stock held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin.
(ii)	On October 3, 2016, Mr. Hodgman relinquished his sole voting and investment power over 604 shares of Common Stock held by the Richard Adamson Lumpkin Trust dated February 5, 1976 f.b.o. Richard Anthony Lumpkin.

(d)       Other than the entities and persons described in sub-items (a) & (b) above, to the knowledge of Mr. Hodgman, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Hodgman.

(e)       September 8, 2016.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Hodgman and any person with respect to any securities of the issuer.

Item 7.	Materials to be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2016	/s/ David R. Hodgman
David R. Hodgman

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